Item 77H (Change in control of registrant)
- Attachment Series 36 - Eaton Vance
Parametric Structured Absolute Return Fund


As of October 31, 2012, an affiliate of EVM, an EVM retirement plan and pooled income funds (established and maintained by a public charity) managed by
EVM no longer owned 25% or more of the Fund's voting securities.

As of October 31, 2012, an EVM retirement plan, accounts advised by EVM and pooled income funds
(established and maintained by a public charity) managed by EVM owned as a result of various share purchases approximately 77% of the Fund's outstanding shares.